UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sprout Social, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 value per share
(Title of Class of Securities)

85209W 109
(CUSIP Number)

Justyn Russell Howard c/o Sprout Social, Inc. 131 South Dearborn St., Suite 700 Chicago, IL 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2019
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209W 109	13D	Page 1 of 6 pages

1	Names of Reporting Persons. Justyn Russell Howard
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions):
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
[ ]
6	Citizenship or Place of Organization.
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
4,827,488
	8	Shared Voting Power
335,000
	9	Sole Dispositive Power
3,577,957
	10	Shared Dispositive Power
335,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,162,488
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13	Percent of Class Represented by Amount in Row (11)
12.3%
14	Type of Reporting Person (See Instructions)
IN

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Item 1.    Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 value per share (the “Class A Common Stock”), of Sprout Social, Inc. (the “Issuer”). The address and principal executive office of the Issuer is 131 South Dearborn St., Suite 700 Chicago, IL 60603.
Item 2.    Identity and Background
The Schedule 13D is being filed by Justyn Russell Howard (the “Reporting Person”).
The Reporting Person is a United States Citizen. The principal occupation of the Reporting Person is serving as the President and Chief Executive Officer of the Issuer. The business address of the Reporting Person is c/o Sprout Social, Inc., 131 South Dearborn St., Suite 700 Chicago, IL 60603.
During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Source and Amount of Funds or Other Consideration
Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Person and various trusts controlled by the Reporting Person and his spouse acquired 3,671,126 shares of Class B common stock of the Issuer (the “Class B Common Stock”), each of which is convertible at the option of the holder into shares of Class A Common Stock on a one-for-one basis, in connection with the Reporting Person’s role as a co-founder and officer of the Issuer.
In addition, pursuant to the Amended and Restated Voting Agreement by and among the Issuer, BRJ Investments, LLC (“BRJ”), and the Reporting Person (the “BRJ Voting Agreement”) and the Amended and Restated Voting Agreement by and among the Issuer, Litani Holdings, LLC (“Litani”), and the Reporting Person (the “Litani Voting Agreement”), each of BRJ and Litani granted the Reporting Person an irrevocable proxy to vote the shares of Class A Common Stock held of record by BRJ and Litani.
Upon the closing of the IPO, the Issuer awarded the Reporting Person 241,831 shares of Class B Common Stock pursuant to the Issuer’s 2019 Class B Incentive Award Plan.
Item 4.    Purpose of Transaction
Voting Agreements
Pursuant to the BRJ Voting Agreement, BRJ granted the Reporting Person an irrevocable proxy to vote BRJ’s shares of Class A Common Stock in the same manner as the Reporting Person

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votes his shares of the Class A Common Stock or Class B Common Stock, as applicable, in respect of any vote or approval of the Issuer’s stockholders. Pursuant to the Litani Voting Agreement, Litani granted the Reporting Person an irrevocable proxy to vote Litani’s shares of Class A Common Stock in the same manner as the Reporting Person votes his shares of the Class A Common Stock or Class B Common Stock, as applicable, in respect of any vote or approval of the Issuer’s stockholders.
Lock-Up Agreement
In connection with the IPO, the Reporting Person entered into a letter agreement, dated December 2, 2019 (the “Lock-Up Agreement”), with the several underwriters for the IPO (the “Underwriters”). Pursuant to the Lock-Up Agreement, the Reporting Person agreed, without the prior written consent of the Underwriters and subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or such other securities for a period of 180 days after the date of the final prospectus used to sell Class A Common Stock in the IPO (the “Lock-Up Period”). The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.
The foregoing descriptions of the BRJ Voting Agreement, Litani Voting Agreement, and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.
General
The Reporting Person holds the securities described in this Schedule 13D for investment purposes, and will review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Subject to the terms of the Lock-Up Agreement, the Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties regarding potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value, or consider and explore and/or encourage such other persons to consider or explore potential corporate transactions involving the Issuer and its securities including, among other things: mergers, reorganizations or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Class A Common Stock and/or Class B Common Stock; sales or acquisitions of assets or businesses; changes to the

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capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure. Although the Reporting Person may engage in the transfer of securities of the Issuer to entities controlled by him for estate planning purposes from time to time, the Reporting Person has no current plans to sell the Issuer’s Class A Common Stock or Class B Common Stock owned by the Reporting Person for cash or to support corporate transactions that would result in a loss of the Reporting Person’s position with the Issuer.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer
(a) – (b)
The Reporting person may be deemed to beneficially own 12.3% of the outstanding Class A Common Stock based on 38,080,466 Class A Common Stock outstanding following the completion of the IPO and assuming the exchange of all shares of Class B Common Stock beneficially owned by the Reporting Person on a one-for-one basis.
The Reporting Person may be deemed to have sole voting power with respect to: (i) 1,088,326 shares of Class A Common Stock held by BRJ, (ii) 161,205 shares of Class A Common Stock held by Litani (iii) 2,793,971 and 300,000 shares of Class B Common Stock held by the JRH Revocable Trust and EEH Gift Trust, respectively, of which the Reporting Person serves as the sole trustee, and (iv) 483,986 shares of Class B Common Stock held of record by the Reporting Person. The Reporting Person may also be deemed to have sole dispositive power with respect to the foregoing shares, other than the shares of Class A Common Stock held by BRJ and Litani.
The Reporting Person may be deemed to have shared voting and dispositive power with respect to 285,000 and 50,000 shares of Class B Common Stock held by the JRH Gift Trust and EEH Revocable Trust, respectively, of which the Reporting Person’s spouse serves as the sole trustee. The Reporting Person disclaims beneficial ownership of such shares.
(c)Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Class A Common Stock.
(d)None.
(e)Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 4 above summarizes certain provisions of the BRJ Voting Agreement, Litani Voting Agreement, and Lock-Up Agreement and is incorporated herein by reference. A copy of each of

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these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.    Materials to be Filed as Exhibits

Exhibit Number	Description
1
Amended and Restated Voting Agreement, dated as of November 8, 2019, by and among the Registrant, BRJ Investments, LLC and Justyn Howard (incorporated by reference to Exhibit 10.25 to the Issuer’s Registration Statement on Form S-1 filed on December 2, 2019).

2
Amended and Restated Voting Agreement, dated as of November 8, 2019, by and among the Registrant, Litani Holdings, LLC and Justyn Howard (incorporated by reference to Exhibit 10.26 to the Issuer’s Registration Statement on Form S-1 filed on December 2, 2019).

3	Form of Lock Up Agreement (incorporated by reference to Schedule III of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed on December 2, 2019).
99	Power of Attorney.

CUSIP No. 85209W 109	13D	Page 6 of 6 pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    December 27, 2019

JUSTYN RUSSELL HOWARD

By:	/s/ Heidi Jonas
Name:	Heidi Jonas
Title:	Attorney-in-fact for Justyn Russell Howard